UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Under the Securities Exchange Act of 1934)

(Amendment No. 15 )*

TD AMERITRADE Holding Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

872364Y108
(CUSIP Number)

J. Joe Ricketts
Marlene M. Ricketts
TD AMERITRADE Holding Corporation
200 South 108th Avenue
Omaha, Nebraska 68154

with a copy to:
Alan L. Dye
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, D.C. 20007
(202) 637-5737
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule  240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	872364Y108	13D

1		NAMES OF REPORTING PERSONS

J. Joe Ricketts
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,274,906

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

36,274,906

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,274,906

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒[1]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%[2]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, dated as of June 22, 2005, among the Issuer, The Toronto-Dominion Bank ("TD"), TD Luxembourg International Holdings S.à r.l., and each of the Reporting Persons (as amended, the "Stockholders Agreement"), the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 18 to the statement on Schedule 13D filed by TD, as of February 13, 2014, TD beneficially owned, in the aggregate, 222,919,287 shares of Common Stock representing approximately 41.5% of the outstanding shares of Common Stock (calculated based on the 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD AMERITRADE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") with respect to TD AMERITRADE. Each of J. Joe Ricketts and Marlene M. Ricketts also disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

2	Based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD AMERITRADE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

CUSIP NO.	872364Y108	13D

1		NAMES OF REPORTING PERSONS

Marlene M. Ricketts
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

13,873,725

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

13,873,725

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,873,725

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒[1]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%[4]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

3	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 18 to the statement on Schedule 13D filed by TD, as of February 13, 2014, TD beneficially owned, in the aggregate, 222,919,287 shares of Common Stock representing approximately 41.5% of the outstanding shares of Common Stock (calculated based on the 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD AMERITRADE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a "group" for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE. Each of J. Joe Ricketts and Marlene M. Ricketts also disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

4	Based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD AMERITRADE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

CUSIP NO.	872364Y108	13D

1		NAMES OF REPORTING PERSONS

J. Joe Ricketts 1996 Dynasty Trust
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,186,688

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

8,186,688

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,186,688

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒[5]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%[6]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO - Trust

5	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 18 to the statement on Schedule 13D filed by TD, as of February 13, 2014, TD beneficially owned, in the aggregate, 222,919,287 shares of Common Stock representing approximately 41.5% of the outstanding shares of Common Stock (calculated based on the 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD AMERITRADE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a "group" for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE. Each of J. Joe Ricketts and Marlene M. Ricketts also disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

6	Based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD AMERITRADE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

CUSIP NO.	872364Y108	13D

1		NAMES OF REPORTING PERSONS

Marlene M. Ricketts 1994 Dynasty Trust
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,186,112

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

1,186,112

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,186,112

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒[7]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%[8]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO - Trust

7	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 18 to the statement on Schedule 13D filed by TD, as of February 13, 2014, TD beneficially owned, in the aggregate, 222,919,287 shares of Common Stock representing approximately 41.5% of the outstanding shares of Common Stock (calculated based on the 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD AMERITRADE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a "group" for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE. Each of J. Joe Ricketts and Marlene M. Ricketts also disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

8	Based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD AMERITRADE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

This Amendment No. 15 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 25, 2006 (the "Original Statement"), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 10, 2006, Amendment No. 2 to Schedule 13D filed with the SEC on August 16, 2006, Amendment No. 3 to Schedule 13D filed with the SEC on February 25, 2009, Amendment No. 4 to Schedule 13D filed with the SEC on August 11, 2009, Amendment No. 5 to Schedule 13D filed with the SEC on October 23, 2009, Amendment No. 6 to Schedule 13D filed with the SEC on August 17, 2010, Amendment No. 7 to Schedule 13D filed with the SEC on July 12, 2013, Amendment No. 8 to Schedule 13D filed with the SEC on October 10, 2013, Amendment No. 9 to Schedule 13D filed with the SEC on March 10, 2014, Amendment No. 10 to Schedule 13D filed with the SEC on March 17, 2014, Amendment No. 11 to Schedule 13D filed with the SEC on March 21, 2014, Amendment No. 12 to Schedule 13D filed with the SEC on December 23, 2014, Amendment No. 13 to Schedule 13D filed with the SEC on February 10, 2015 and Amendment No. 14 to Schedule 13D filed with the SEC on June 17, 2015 (as it may be amended from time to time hereafter, the "Statement"), in each case filed by the Reporting Persons with respect to the Common Stock, $0.01 par value (the "Common Stock"), of TD AMERITRADE Holding Corporation, a Delaware corporation ("TD AMERITRADE" or the "Issuer"). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 14 shall have the respective meanings herein as are given to such terms in the Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) and (b) The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons individually and by all of the Reporting Persons together. The percentage of shares of Common Stock beneficially owned was determined based on 543,584,758 shares of Common Stock outstanding as of April 29, 2015 (as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015).  Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock shown below as being held by such Reporting Person.

Name	Number of Shares	Percent
J. Joe Ricketts(1)	36,274,906	6.8%
Marlene M. Ricketts(2)	13,873,725	2.6%
J. Joe Ricketts 1996 Dynasty Trust(3)(4)	8,186,688	1.5%
Marlene M. Ricketts 1994 Dynasty Trust(4)	1,186,112	0.2%
Total:	59,521,431	11.1%

(1)	The shares do not include shares held by Marlene M. Ricketts, his spouse.
(2)	The shares do not include shares held by J. Joe Ricketts, her spouse.
(3)
The J. Joe Ricketts 1996 Dynasty Trust is composed of two trusts having identical terms. One of the trusts beneficially owns 4,852,334 shares and the other beneficially owns 3,334,354 shares. The trustee of both trusts is RPTC Inc.

(4)	The trustee of the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust is RPTC Inc.

Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by TD. Based on information set forth in Amendment No. 18 to the statement on Schedule 13D filed by TD, as of February 13, 2014, TD beneficially owned, in the aggregate, 222,919,287 shares of Common Stock representing approximately 41.5% of the outstanding shares of Common Stock (such beneficial ownership percentage based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015, as reported by TD AMERITRADE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a "group" for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE. Each of J. Joe Ricketts and Marlene M. Ricketts also disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

All information contained in the Statement relating to TD is based on information provided by TD in its most recent amendment to its report on Schedule 13D. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

(c) The disclosure in Item 6 below is incorporated by reference herein.  Except as described in Item 6, none of the Reporting Persons has engaged in any transaction in the Issuer's securities since the filing of Amendment No. 14 to Schedule 13D on June 17, 2015.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

On November 6, 2015, the Marlene M. Ricketts 1994 Dynasty Trust sold to UBS AG, London Branch a covered call option with respect to 1,186,112 shares of Common Stock (the "Call Option"). The Call Option is a European-style option under which UBS will purchase an aggregate of 1,186,112 shares of Common Stock from the Marlene M. Ricketts 1994 Dynasty Trust on May 13, 2016 at a price of $39.2461 per share if the Call Option is in the money on that date. In connection with the Call Option, the trust will to deliver to UBS 1,186,112 shares of Common Stock as collateral to secure its obligations under the Call Option, pursuant to the Pledge and Security Agreement (the "Pledge Agreement"), dated December 15, 2014, among the Marlene M. Ricketts 1994 Dynasty Trust, UBS AG, London Branch and UBS AG, Stamford Branch.  During the pendency of the Pledge Agreement, the trust retains the right to receive ordinary cash dividends on, and vote, the shares pledged as collateral. The foregoing descriptions of the Call Option and the Pledge Agreement are qualified in their entirety by reference to the Call Option documentation, forms of which are filed as Exhibits 99.17 and 99.18 to Amendment No. 12 to Schedule 13D, and the Pledge Agreement, a form of which is filed as Exhibit 99.19 Amendment No. 12 to Schedule 13D, all of which are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 1, 2015

/s/ J. Joe Ricketts
J. Joe Ricketts, individually
/s/ Marlene M. Ricketts
Marlene M. Ricketts, individually
J. JOE RICKETTS 1996 DYNASTY TRUST By: RPTC Inc., as trustee
By: /s/ Alfred Levitt
Alfred, Levitt, trust officer
MARLENE M. RICKETTS 1994 DYNASTY TRUST By: RPTC Inc., as trustee
By: /s/ Alfred Levitt
Alfred Levitt, trust officer